EXHIBIT 99.15
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                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

We LORENZO DONADEO, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND CURTIS HICKS, VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, CERTIFY THAT:

1. We have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust, (the issuer) for the interim period ending MARCH 31, 2004.

2. Based on our knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on our knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:    May 14, 2004



/s/ Lorenzo Donadeo
Lorenzo Donadeo
President & Chief Executive Officer



/s/ Curtis W. Hicks
Curtis W. Hicks
VP Finance & Chief Financial Officer